

June 15, 2015

Via E-mail
Roger J. Pomerantz, M.D.
President and Chief Executive Officer
Seres Therapeutics, Inc.
215 First Street
Cambridge, Massachusetts 02472

> **Re: Seres Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 27, 2015**
> **File No. 333-204484**

Dear Dr. Pomerantz:

We have reviewed your response letter dated June 9, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary
Our Product Candidates, page 3

1. We note your response to comment 1. Please revise your disclosure in the prospectus summary to disclose that you have refined the formulation of the inner capsule and changed the manufacturing process for SER-109 to enable production to meet commercial requirements and that the manufacturing and formulation changes have resulted in a more pure form of SER-109. Please also note that you are conducting pre-validation studies to demonstrate the ability of the manufacturing process to inactivate and clear potential pathogens of concern as you indicate on page 103 of the prospectus. Please also disclose that the FDA has specifically requested that you evaluate your new formulation of SER-109 prior to commencing a Phase 3 clinical trial.

       You may contact Christine Torney at (202) 551-3652 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any other questions.


Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director


cc: <u>Via E-mail</u>
       Peter N. Handrinos
       Latham & Watkins LLP